STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
*Deputy Secretary
for Commercial Recordings*



Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

Dawn Houchens
Autarky Consulting
3301 Spring Mountain Road #23
Las Vegas, NV 89102

Job:C20130523-1895
May 23, 2013

Special Handling Instructions:

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Articles of Incorporation	20130343299-46	5/23/2013 12:40:16 PM	1	$75.00	$75.00
Initial List	20130343300-89	5/23/2013 12:40:37 PM	1	$125.00	$125.00
Business License 5/2013-5/2014	20130343300-89	5/23/2013 12:40:37 PM	1	$200.00	$200.00
Total					$400.00

Payments

Type	Description	Amount
Credit	014215|13052379400938	$400.00
Total		$400.00

Credit Balance: $0.00

Job Contents:

Corp Charter(s):	1
File Stamped Copy(s):	2
Business License(s):	1

Dawn Houchens
Autarky Consulting
3301 Spring Mountain Road #23
Las Vegas, NV 89102





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
[signature]	**20130343299-46**
	Filing Date and Time
Ross Miller	**05/23/2013 12:40 PM**
Secretary of State	Entity Number
State of Nevada	**E0257142013-4**

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	SHOW KING HOLDINGS INC

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: AUTARKY CONSULTING INC.
　　　　　　　　　　　　　　　　　　Name

[ ] Noncommercial Registered Agent (name and address below)　**OR**　[ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

_____　Nevada

Street Address　　　　　　　　　City　　　　　　　　　Zip Code

_____　Nevada

Mailing Address (if different from street address)　City　　　　　Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:*	750000	Par value per share: $	0.1	Number of shares *without par value:*	0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) EDWIN KWONG
　　Name

23 3301 SPRING MOUNTAIN RD	LAS VEGAS	NV	89102
Street Address	City	State	Zip Code

2) _____
　　Name

Street Address	City	State	Zip Code

5. Purpose: (optional; see instructions)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

AUTARKY CONSULTING INC.	X AUTARKY CONSULTING INC.
Name	Incorporator Signature
23 3301 SPRING MOUNTAIN RD　LAS VEGAS　NV　89102	
Address　　　City　　　State　　　Zip Code	

7. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X AUTARKY CONSULTING INC.	5/23/2013
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity	Date

This form must be accompanied by appropriate fees.





SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **SHOW KING HOLDINGS INC**, did on May 23, 2013, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 23, 2013.

ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20130523-1895
You may verify this certificate
online at **http://www.nvsos.gov/**

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT AND STATE BUSINESS LICENSE APPLICATION OF:

FILE NUMBER

| SHOW KING HOLDINGS INC | E0257142013-4 |

NAME OF CORPORATION

FOR THE FILING PERIOD OF | MAY, 2013 | TO | MAY, 2014 |



100105

YOU MAY FILE THIS FORM ONLINE AT www.nvsos.gov

The entity's duly appointed registered agent in the State of Nevada upon whom process can be served is:

AUTARKY CONSULTING INC.
23 3301 SPRING MOUNTAIN RD
LAS VEGAS, NV 89102

A FORM TO CHANGE REGISTERED AGENT INFORMATION IS FOUND AT: www.nvsos.gov

Filed in the office of

Ross Miller
Ross Miller
Secretary of State
State of Nevada

Document Number
20130343300-89
Filing Date and Time
05/23/2013 12:40 PM
Entity Number
E0257142013-4

(This document was filed electronically.)
ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

IMPORTANT: _Read instructions before completing and returning this form._

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An **Officer** must sign the form. _FORM WILL BE RETURNED IF UNSIGNED._

2. If there are additional officers, attach a list of them to this form.

3. Return completed form with the filing fee of $125.00. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.

4. State business license fee is $200.00. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.

5. Make your check payable to the Secretary of State.

6. **Ordering Copies:** If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. **A copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.

7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.

8. Form must be in the possession of the Secretary of State on or before the last day of the first month following the initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include initial list and business license fees will result in rejection of filing. INITIAL LIST FILING FEE: $125.00   LATE PENALTY: $75.00   BUSINESS LICENSE FEE: $200.00   LATE PENALTY: $100.00

CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW

☐ Pursuant to NRS Chapter 76, this entity is exempt from the business license fee. Exemption code: ☐

NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to attach the Declaration of Eligibility form will result in rejection, which could result in late fees.

NRS 76.020 Exemption Codes
001 - Governmental Entity
005 - Motion Picture Company
006 - NRS 680B.020 Insurance Co.

☐ This corporation is a publicly traded corporation. The Central Index Key number is: _____

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)
EDWIN KWONG	PRESIDENT (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
23 3301 SPRING MOUNTAIN RD , USA	LAS VEGAS	NV	89102

NAME	TITLE(S)
EDWIN KWONG	SECRETARY (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
23 3301 SPRING MOUNTAIN RD , USA	LAS VEGAS	NV	89102

NAME	TITLE(S)
EDWIN KWONG	TREASURER (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
23 3301 SPRING MOUNTAIN RD , USA	LAS VEGAS	NV	89102

NAME	TITLE(S)
EDWIN KWONG	DIRECTOR

ADDRESS	CITY	STATE	ZIP CODE
23 3301 SPRING MOUNTAIN RD , USA	LAS VEGAS	NV	89102

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS Chapter 76 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X EDWIN KWONG

Signature of Officer

Title	Date
PRESIDENT	5/23/2013 12:40:26 PM

Nevada Secretary of State Initial List Profit
Revised: 3-9-12



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

SHOW KING HOLDINGS INC
Nevada Business Identification # NV20131313484

Expiration Date: May 31, 2014

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

This license shall be considered valid until the expiration date listed above unless suspended or revoked in accordance with Title 7 of Nevada Revised Statutes.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 23, 2013

ROSS MILLER
Secretary of State

This document is not transferable and is not issued in lieu of any locally-required business license, permit or registration.

Please Post in a Conspicuous Location

**You may verify this Nevada State Business License
online at www.nvsos.gov under the Nevada Business Search.**